UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-38448

NOTIFICATION OF LATE FILING	CUSIP NUMBER
984163 105

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR
[ ] Form N-CSR

For Period Ended: March 31, 2021

	[ ]	Transition Report on Form 10-K
	[ ]	Transition Report on Form 20-F
	[ ]	Transition Report on Form 11-K
	[ ]	Transition Report on Form 10-Q
	[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Vinco Ventures, Inc.

Full Name of Registrant

Edison Nation, Inc.

Former Name if Applicable

1 West Broad Street, Suite 1004

Address of Principal Executive Office (Street and Number)

Bethlehem, PA 18018

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the circumstances described herein, Vinco Ventures, Inc. (f/k/a Edison Nation, Inc.) (the “Registrant”) is unable to file its quarterly report on Form 10-Q for the quarter ended March 31, 2021 within the prescribed time period. In particular, the COVID-19 pandemic caused disruptions in the Registrant’s normal interactions with its auditors and accountants. More specifically, Registrant’s CFO, CEO, CSO and Controller contracted the Covid-19 virus resulting in delays in the completion of Registrant’s financial statements for review by its auditors. In addition, the Company had significant accounting analyses which were required in connection with two capital raises in the aggregate amount of $22,000,000, the divestiture of its Cloud B brand, and the extinguishment of debt. Due to these conditions, the Registrant’s ability to complete and file its Form 10-Q for the quarter ended March 31, 2021 prior to its due date was greatly hindered.

The Registrant currently anticipates that its Form 10-Q for the quarter ended March 31, 2021 will be filed as soon as practicable, and no later than five calendar days following its prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Christopher B. Ferguson	(866)	900-0992
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [  ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s divestitures of the Cloud B brand in April 2021 and SRM Entertainment Limited in November 2020 required the Company to report those operations as discontinued operations, and therefore, the previously reported results for the three months ended March 31, 2020 were reclassified from continuing operations to discontinued operations.

Registrant’s results of continuing operations for the quarter ended March 31, 2021 as compared to the quarter ended March 31, 2020 will reflect significant changes due to the divestures and reclassification referenced above. Registrant had approximately $2.6 million, $1.6 million and $0.9 million in revenue, cost of revenue and gross profit for the quarter ended March 31, 2021 as compared to approximately $2.0 million, $1.4 million and $0.6 million in revenue, cost of revenue and gross profit for the quarter ended March 31, 2020 (as reclassified). The increase in revenue, cost of revenue and gross profit was primarily due to increased revenues from Honey Badger and the Registrant’s packaging business. There was a significant increase for the quarter ended March 31, 2021 when compared to the quarter ended March 31, 2020 (as reclassified) in operating expenses due to recognition of stock-based compensation in the March 31, 2021 quarter and a significant increase in interest expense due to the increased borrowings of $22,000,000 related to the issuance of convertible debt with warrants and beneficial conversion features, resulting in a significant net loss for the quarter.

Vinco Ventures, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 18, 2021	By	/s/ Christopher B. Ferguson
Christopher B. Ferguson
Chief Executive Officer